Exhibit 21.1

Subsidiaries of the Registrant1

Name of Company	Jurisdiction of Organization
Akers Acquisition Sub, Inc.	New Jersey

Bout Time Marketing Corporation	New Jersey

XYZ Merger Sub Inc.	Florida

1 This information is as of March 29, 2023.